FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1. Name and Address of Reporting Person

   CAPECE             LOUIS                R.
-----------------------------------------------------
   (Last)            (First)            (Middle)

           1903 S. CONGRESS AVE. # 400
-----------------------------------------------------
                     (Street)

BOYNTON BEACH,          FLORIDA          33426
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   (City)               (State)         (Zip)
_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

CYBR/Cyber-Care, Inc.
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

_______________________________________________________________________________
4. Statement for Month/Year

   08/2000
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [X] Officer (give title below)
   [ ] Other (specify below)

   SENIOR VICE PRESIDENT

7.Individual or Joint Group Filing (check applicable line)

[X]  Form filed by one reporting person

[ ]  Form Filed by more than one reporting person

_______________________________________________________________________________
TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-  3. Trans-     4. Securities Acquired (A)    5. Amount of        6. Ownership  7. Nature of
   (Instr. 3)                    action     action        or Disposed of (D)            Securities          Form:         Indirect
                                 Date       Code          (Instr. 3, 4 and 5)           Beneficially        Direct        Beneficial
                                 (Month/    (Instr. 8)                                  Owned at            (D) or        Ownership
                                 Day/                                                   End of Month        Indirect
                                 Year)                                                                         (I)
                                           -----------   ---------------------------
                                           Code    V      Amount  (A) or (D)  Price     (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
------------------------------   -------   ----  -----   -------- ---------- -------    ----------------    ----------   ----------
Common Stock, $.0025 par value   8/11/00    J*            142,857     D       $7.00        2,950,477         D


* The Company is purchasing 142,857 shares from Mr. Capece in connection with the sale of assets to Mr. Capece.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

1.Title of Derivative    2. Conver-    3. Trans-   4. Trans-      5. Number of Deriv-      6. Date Exer-
  Security (Instr. 3)       sion or       action      action         ative Securities Ac-     cisable and
                            Exercise      Date        Code           quired (A) or Dis-       Expiration
                            Price of      (Month/     (Instr. 8)     posed of (D)             Date (Month/
                            Deriv-         Day/                      (Instr. 3, 4 and 5)      Day/Year)
                            ative          Year)
                            Security
                                                      ----------     --------------------    ---------------
                                                                                             Date     Expir-
                                                                                             Exer-    ation
                                                       Code   V         (A)        (D)       cisable  Date
---------------------       --------      -------     ------ ---     ---------  ---------    -------  ------
STOCK OPTION                  $1.00        9-7-99       4,A            50,000                 9-7-99  9-7-09
STOCK OPTION                  $1.00        9-7-99       4,A            25,000                10-7-00  9-7-09
STOCK OPTION                  $1.00        9-7-99       4,A            25,000                10-7-01  9-7-09


7.  Title and Amount of       8. Price    9. Number      10. Owner-      11. Nature
    Underlying Securities        of          of deriv-       ship            of
    (Instr. 3, and 4)            Deriv-      ative           Form of         Indirect
                                 ative       Secur-          Deriv-          Benefi-
                                 Secur-      ities           ative           cial
                                 ity         Bene-           Security        Owner-
                                 (Instr.     ficially        Direct          ship
    ------------------------      5)         Owned at        (D) or          (Instr. 4)
                   Amount or                 End of          Indirect
                   Number of                 Month           (I)
    Title          Shares                    (Instr. 4)      (Instr. 4)
    ------------   ---------     -------     ----------      ----------      ----------
    Common stock     50,000                    50,000            D
    Common stock                                 --             --
    Common stock                                 --             --

Explanation of Responses:


               /s/ LOUIS R. CAPECE                                9-11-00
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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